UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Thunder Bridge Acquisition II, Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8857S116

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8857S116

1.	Names of Reporting Persons Thunder Bridge Acquisition II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,625,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,625,000 (1)(3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,625,000 (1)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below. ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(3)(4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G8857S116

1.	Names of Reporting Persons Gary A. Simanson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 100,000(2)
	6.	Shared Voting Power 8,625,000 (1)
	7.	Sole Dispositive Power 100,000(2)
	8.	Shared Dispositive Power 8,625,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,725,000 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below. ☐
11.	Percent of Class Represented by Amount in Row (9) 20.2%(1)(2)(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares, which are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-232688). Thunder Bridge Acquisition II LLC is the record holder of the shares reported herein. Mr. Simanson is the managing member of Thunder Bridge Acquisition II LLC. As such, he may be deemed to have or share voting and dispositive power over the Class B ordinary shares held directly by Thunder Bridge Acquisition II LLC.

(2)	These are 100,000 Class A ordinary shares included in the units purchased by Gary A. Simanson in the Issuer’s initial public offering.
(3)	Excludes shares which may be purchased by exercising warrants that are not presently exercisable.

(4)	Based on 34,500,000 Class A ordinary shares and 8,625,000 Class B ordinary shares issued and outstanding as of November 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019.

Item 1(a).	Name of Issuer

Thunder Bridge Acquisition II, Ltd. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

9912 Georgetown Pike, Suite D203

Great Falls, Virginia 22066

Item 2(a).	Names of Persons Filing

Thunder Bridge Acquisition II LLC and Gary A. Simanson (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

9912 Georgetown Pike, Suite D203

Great Falls, Virginia 22066

Item 2(c).	Citizenship

Thunder Bridge Acquisition II LLC is a limited liability company formed in Delaware. Gary A. Simanson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

* The Class A ordinary shares are the class of shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares and Gary A. Simanson, in his individual capacity, owns an additional 100,000 Class A ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate 20% of the sum of the sum of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to Thunder Bridge Acquisition II LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G8857S116

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Persons may be deemed to beneficially own 8,625,000 of the Issuer’s Class B ordinary shares, representing 20% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-232688). Additionally, Gary A. Simanson individually owns an additional 100,000 Class A ordinary shares. Gary A. Simanson may be deemed to beneficially own 8,725,000 ordinary shares, representing 20.2% of the total Class A and Class B ordinary shares issued and outstanding. The percentage of ordinary shares held by the Reporting Persons is based upon 34,500,000 Class A ordinary shares and 8,625,000 Class B ordinary shares issued and outstanding as of November 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019.

Thunder Bridge Acquisition II LLC is the record holder of the Class B ordinary shares reported herein. Mr. Simanson is the managing member of Thunder Bridge Acquisition II LLC. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by Thunder Bridge Acquisition II LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 7, 2020

/s/ Gary A. Simanson,
as managing member of Thunder Bridge Acquisition II LLC	02/07/2020

/s/ Gary A. Simanson	02/07/2020
** Signature of Reporting Person	Date

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A ordinary shares, $0.0001 par value per share, of Thunder Bridge Acquisition II, Ltd., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 7, 2020.

/s/ Gary A. Simanson,
as managing member of Thunder Bridge Acquisition II LLC	02/07/2020

/s/ Gary A. Simanson	02/07/2020
** Signature of Reporting Person	Date